Exhibit 99.1

FPIC Insurance Group, Inc.

PROVIDES UPDATE ON THE EARNOUT AGREEMENT RELATED
TO ITS ACQUISITION OF ADVOCATE, MD FINANCIAL GROUP INC.

JACKSONVILLE, Fla. (Business Wire) - February 3, 2011 - FPIC Insurance Group, Inc. (NASDAQ: FPIC) ("FPIC") today provided an update on the performance of Advocate, MD Financial Group Inc. ("Advocate, MD"), a subsidiary acquired by FPIC in November 2009. As part of the acquisition, FPIC entered into an agreement with Advocate, MD's former shareholders providing for potential additional consideration based on the performance of Advocate, MD over a two-year performance period ending November 30, 2011 (the "Earnout Agreement") with respect to the measures of direct written premiums, combined ratio and underwriting profits.

"We are very pleased with the outstanding results of Advocate, MD during the first year of the performance period, which exceeded our expectations when initially completing the acquisition. We look forward to continued success in the attractive Texas market and further leveraging the strengths of our combined organization," said John R. Byers, FPIC's President and Chief Executive Officer.

As the result of Advocate, MD's better than originally projected performance during the first year of the performance period and the anticipated performance of Advocate, MD over the entire two-year performance period, FPIC has increased its estimate of additional consideration payable under the Earnout Agreement from $7.1 million to $9.5 million and, accordingly, will reflect an after-tax expense of approximately $2.4 million in its fourth quarter 2010 results.

Commenting further, Mr. Byers stated "The increase in estimated additional consideration under the Earnout Agreement directly reflects the excellent results of Advocate, MD and reinforces the benefits of the acquisition to our organization and shareholders."

About FPIC

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

About Advocate, MD

Advocate, MD is a leading provider of medical professional liability insurance in Texas and Mississippi through its subsidiary Advocate, MD Insurance of the Southwest Inc.

Forward-Looking Statements

Statements in this press release that are not historical facts are forward-looking statements that reflect management's current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release include, but are not limited to, the anticipated benefits of the transaction. Further information relating to factors that may impact our results and forward-looking statements are disclosed in our filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and we disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Information

FPIC Insurance Group, Inc.
Charles Divita, III
Chief Financial Officer
904-360-3611
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

For all your investor needs, FPIC is on the Internet at **www.fpic.com** or e-mail us at ir@fpic.com.